Exhibit 99.1

ParaZero Successfully Achieved 100% Effectiveness Against Fast-Incoming Drone Threats in Live Field Demonstration

The Live Field Demo with the Company’s DefendAir System was Showcased to Senior Israeli Defense Leadership

Kfar Saba, Israel, July 07, 2025 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace company focused on safety systems for commercial unmanned aerial systems and counter UAS systems, announced the successful completion of a live demonstration of its DefendAir™ Personal Net Gun System to a select group of Israeli security and defense professionals.

The demonstration was attended by 25 senior officers and experts from various tactical units and critical infrastructure defense entities. During the live field simulation, ParaZero's DefendAir system demonstrated 100% interception success, effectively neutralizing every fast-incoming multirotor drone threat in real-time scenarios. While specific affiliations remain confidential, participants represented top-level Israeli national security sectors, including site protection and strategic defense planning.

The session included an in-depth discussion on the evolving threat of drone incursions, the limitations of existing solutions, and the growing need for multi-layered defense strategies—particularly against passive, non-transmitting drones that cannot be intercepted via traditional RF-based methods, such as fiber-optic-guided drones.

The live field demonstration of the DefendAir Personal Net Gun showcased its ability to rapidly neutralize fast-approaching multirotor drones, simulating a real-time threat scenario. The demonstration generated strong interest and highly positive feedback from attendees.

“DefendAir offers a unique and reliable solution for last layer drone defense, especially in scenarios where RF jamming or hard kill interception is ineffective, hazardous, or prohibited, e.g. due to proximity to sensitive facilities, such as airports,” said Yuval Gilad, Chief Product Officer at ParaZero. “The successful demonstration validated our system’s accuracy, effectiveness, and operational flexibility in complex or urban environments.”

ParaZero’s DefendAir system is a compact, non-lethal counter-drone solution that enables security personnel to intercept and disable rogue drones using a targeted net-launching mechanism. Designed for portability and fast response, DefendAir adds a vital layer of defense in scenarios involving VIP protection, event security, and sensitive infrastructure.

Watch the system’s demonstration: https://youtu.be/68-S4Xy09SE?si=F5XoQvvl4TPVhMgv

About ParaZero Technologies

ParaZero (Nasdaq: PRZO) is an aerospace company focused on safety systems for commercial unmanned aerial systems and counter UAS systems. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations over populated areas and beyond-visual-line-of-sight (BVLOS) as well as for various military applications including Counter UAS. For more information about ParaZero, please visit https://parazero.com/.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses how the demonstration generated strong interest and highly positive feedback from attendees. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com